

January 8, 2024

Hany Rashwan
Chief Executive Officer
Ark 21Shares Bitcoin ETF
c/o 21Shares US LLC
37 West 20th Street, Suite 1101
New York, NY 10011

> **Re: Ark 21Shares Bitcoin ETF**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 8, 2024**
> **File No. 333-257474**

Dear Hany Rashwan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors, page 15

1. Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

<u>General</u>

2.   In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Allison Fumai